A123 Systems, Inc.

200 West Street

Waltham, Massachusetts 02451

Telephone: (617) 778-5700

www.a123systems.com

July 5, 2012

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

100 F Street, N.E.

Washington, D.C.  20549

Fax: (202) 772-9209

Attention:	Amanda Ravitz
Mary Beth Breslin
Joseph McCann

Re:                               A123 Systems, Inc., Registration Statements on Form S-3
 (Registration Nos. 333-181778 and 333-182511)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of:

•                  the Registration Statement on Form S-3 (Registration Number 333-181778) and

•                  the Registration Statement on Form S-3 (Registration Number 333-182551),

each as amended (collectively, the “Registration Statements”), of A123 Systems, Inc. (the “Company”).

We respectfully request that the Registration Statements become effective at 4:00 p.m., Eastern time, on July 5, 2012 or as soon as practicable thereafter.  Once the Registration Statements have been declared effective, we respectfully request that you orally confirm that event with our counsel, Latham & Watkins LLP, by calling John H. Chory at (617) 948-6032 or Roderick O. Branch at (312) 876-6516.

The Company acknowledges the following:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filings effective, they do not foreclose the Commission from taking any action with respect to the filings;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please do not hesitate to contact John H. Chory at (617) 948-6032 or Roderick O. Branch at (312) 876-6516, of Latham & Watkins LLP.  Thank you in advance for your consideration.

Very truly yours,

A123 Systems, Inc.

/s/ Eric Pyenson
By: Eric Pyenson
Title: Vice President, General Counsel and Assistant Secretary

[Request for Acceleration]